Exhibit 107

Calculation of Filing Fee Tables
Schedule TO-T
(Rule 14d-100)

CHECKMATE PHARMACEUTICALS, INC.
(Name of Subject Company (Issuer))

SCANDINAVIAN ACQUISITION SUB, INC.
a wholly owned subsidiary of

REGENERON PHARMACEUTICALS, INC.
(Names of Filing Persons (Offerors))

Table 1-Transaction Valuation

	Transaction Valuation*		Fee rate	Amount of Filing Fee**
Fees to Be Paid		$251,144,861	0.0000927	$23,282
Fees Previously Paid		$0		$0
Total Transaction Valuation	$
Total Fees Due for Filing				$23,282
Total Fees Previously Paid				$0
Total Fee Offsets				$0
Net Fee Due				$23,282

*	Estimated solely for purposes of calculating the filing fee. This calculation is based on the offer to purchase any and all of the outstanding shares of common stock, par value $0.0001 per share, of Checkmate Pharmaceuticals, Inc. (“Checkmate” and such shares, “Shares”) at a purchase price of $10.50 per Share, to be paid to the seller in cash, without interest, subject to reduction for any applicable withholding taxes (the “Offer Price”) and, as of April 28, 2022 (the most recent practicable date), is the sum of: (i) 22,031,231 Shares that are issued and outstanding, multiplied by the Offer Price of $10.50 and (ii) 2,641,417 outstanding and unexercised options, whether or not vested and which have a per share exercise price that is less than the Offer Price, representing the right to purchase (subject to the terms thereof) an aggregate of 2,641,417 Shares at a weighted average exercise price of $3.00, multiplied by the Offer Price of $10.50 minus the weighted average exercise price of such options.

**	The filing fee was calculated in accordance with Rule 0-11 under the Securities Exchange Act of 1934, as amended, and Fee Rate Advisory No. 1 for Fiscal Year 2022 beginning on October 1, 2021, issued August 22, 2021, by multiplying the transaction value by 0.0000927.